UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of Bit Origin Ltd (the “Company”) (Registration Numbers 333-275602).

On December 7, 2023, the Company, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Buyer”) relating to the issuance and sale of a senior secured convertible note (the “Note”) in the principal amount of $6,740,000 and warrants to purchase ordinary shares of the Company (the “Warrants” and such ordinary shares underlying the Warrants, the “Warrant Shares”), at a purchase price of $6,127,334. Pursaunt to the Securities Purchase Agreement, the Buyer may elect to purchase additional senior secured convertible note in the same form of the Note in an aggregagte principal amount shall not execeed $18,000,000 in such additional closings. The Securities Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended. The initial closing of the Note in the principal amount of $6,740,000 and the Warrants will occur on the date the closing conditions have been satisfied by the Company and the Buyer (the “Closing”). The number of Warrant Shares shall equal to 60% of the quotient of (x) the original principal amount of the Note, divided by (y) the lower of (a) the average volume-weighted average price (“VWAP”) VWAP during the five (5) consecutive trading day period ending and including the trading day immediately preceding the date of the Closing or (b) the average VWAP during the five (5) consecutive trading day period ending and including the trading day immediately preceding the date of the Securities Purchase Agreement. The Company also agreed to call and hold a special meeting of shareholders no later than the 75th calendar day after the date of Closing to increase the authorized ordinary shares of the Company from 10,000,000 ordinary shares to 250,000,000 ordinary shares.

In addition to the Securities Purchase Agreement, on the same date, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) with the Buyer, pursuant to which the the Company agreed to purchase from the Buyer certain membership interests of a newly formed Delaware limited liability company, Sonic Auspice DC LLC, at a purchase price of $750.

The Company plan to use (x) at least $100,000 of the proceeds for marketing and investor relations purposes, (y) deposited $5,645,400 of the proceeds in Sonic Auspice DC LLC, and (z) the remainder of the proceeds for general corporate purposes.

Note

The Note is convertible at an initial conversion price equal to $15.00 per ordinary share (the “Conversion Price”), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Note upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.95, which equals 20% of the lower of the (i) the closing price of the ordinary shares immediately preceding the signing of the binding agreement; or (ii) the average closing price of the ordinary shares for the five trading days immediately preceding the signing of the binding agreement. The Holder of the Note will have the right to convert all or a portion of the Note at any time after the date of issuance and prior to the maturity date, which is the thirty-six month anniversary from the date of issuance.

The Note has an interest of the greater of (i) thirteen and a half percent (13.5% per annum) and (ii) the sum of (A) the Prime Rate (as defined in the Note) in effect as of such date of determination and (B) five (5%) per annum; provided, that if such interest is being paid in ordinary shares, such interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) sixteen percent (16% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) seven and a half (7.5%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provided that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

The Company may redeem the Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest and late charges thereon (the “Conversion Amount”) at a redemption premium of 108% (or 115% if the redemption occurs six months after the date of issuance of the Notes) of the Conversion Amount. If an event default occurs, any holder of the Notes may require the Company to redeem all or any portion of the Note at a redemption premium of 125% of the greater of (i) the Conversion Amount, and (ii) the equity value of our common stock underlying the Notes calculated using the greatest closing sale price of our common stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date of such redemption.

The Note includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; and (e) entering into transactions with affiliates. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents of $600,000.

The Note also includes customary events of default after which the holder of the Notes may accelerate the maturity of the Notes to become due and payable immediately; provided, however, that the Note will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) failure to file the registration statement that registers the ordinary shares underlying the Note and Warrants within 50 days from closing or failure to cause such registration statement effective within 155 days from closing, (ii) the lapse in effectiveness of such registration statement for 5 consecutive days or for more than an aggregate of 10 days in any 365-day period, with certain exceptions, (iii) the suspension or threatened suspension from trading for 5 consecutive trading days, (iv) failure to cure a conversion failure or a delivery failure within 5 trading days, (v) failure to reserve the adequate number of our ordinary shares, for 10 consecutive days, (vi) failure to pay any amount of principal, interest, late charges or other amounts when due under the Note or any other transaction document, with certain excecptions, (vii) failure to remove any restrictive legend on the ordinary shares issued upon conversion of the Note and such failure remains uncured for at least 5 days, (vii) any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of indebtedness, (ix) certain events of bankruptcy, insolvency and reorganization involving the Company, (x) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay, (xi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $250,000, (xii) breach of any representations and warranties or covenants of any transaction documents, (xiii) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the equity conditions are satisfied, (B) there has been no equity conditions failure, or (C) as to whether any event of default has occurred, (xiv) any material adverse effect, (xv) any material provision of any transaction document ceases to be valid and binding on or enforceable against the Company or any guarantor subsidiary or the Company, and (xvi) any material damage to the collateral, which causes the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 consecutive days.

Warrants

The Warrants have a ten-year term and a $15.00 per share exercise price, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the Warrants upon the occurrence of such event, and increases the number of ordinary shares issuable upon exercise of the Warrants, such that the aggregate exercise price of all Warrants remains the same before and after any such dilutive event. The Warrants also provide for cashless exercise if the Warrants are not registered within 12 months after the closing.

Pursuant to the Securities Purchase Agreement, the Company has agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) at the consummation of the transaction thereunder (the “Closing”) with the Buyer, which provides, subject to certain limitations, the Buyer with certain registration rights for the ordinary shares issuable upon conversion of the Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 45 days after the Closing to register the resale of the shares underlying the Notes and the Warrants and cause such registration statement to be effective within 150 days after the Closing.

At the Closing, the Company has also agreed to enter into a security and pledge agreement (the “Security and Pledge Agreement”) with the Buyer and certain of the Company’s subsidiaries (the “Guarantor Subsidiaries”). The Security and Pledge Agreement granted a security interest in favor of the Collateral Agent (as defined in the Security and Pledge Agreement) for the benefit of the Buyer in all personal property and assets, with certain exceptions, of the Company and the Guarantor Subsidiaries and to perform the the Company’s obligations under the Securities Purchase Agreement, the Note, the Registation Rights Agreement, the Security and Pledge Agreement and the other transaction documents.

The Guarantor Subsidiaries will also enter into a Guranty (the “Guaranty”) at the Closing with the Buyer, pursuant to which the Guarantor Subsidiaries agree to guaranty the Company’s obligations under the Securities Purchase Agreement, the Note, the Registation Rights Agreement, the Security and Pledge Agreement and the other transaction documents.

On December 8, 2023, the Company and certain other members of the Sonic Auspice DC LLC entered into a second amended and restated limited liability company agreement (the “Second Amended and Restated Limited Liability Company Agreement”). Pursunat to the Second Amended and Restated Limited Liability Company Agreement, the Company will own 55% of the membership interest in Sonic Auspice DC LLC. Sonic Auspice DC LLC plans to build a new crypto mining data center in the United States.

The foregoing summaries of the Securities Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement, the Security and Pledge Agreement, the Guaranty, the Equity Purchase Agreement and the Second Amended and Restated Limited Liability Company Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Current Report on Form 6-K, which are is incorporated herein by reference.

On December 11, 2023, the Company published a press release titled “Bit Origin Ltd Secures $6.74 Million Investment Commitment for a New Crypto Mining Data Center in the U.S.” A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
4.1	Form of Senior Secured Convertible Note
4.2	Form of Warrant to Purchase Ordinary Shares
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Security and Pledge Agreement
10.4	Form of Guaranty
10.5	Form of Equity Purchase Agreement
10.6	Form of the Second Amended and Restated Limited Liability Company Agreement of Sonic Auspice DC LLC
99.1	Press Release - Bit Origin Ltd Secures $6.74 Million Investment Commitment for a New Crypto Mining Data Center in the U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2023	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board